Exhibit 4.1
RESTATED ARTICLES OF INCORPORATION
OF
PINNACLE WEST CAPITAL CORPORATION
(RESTATED AS OF MAY 23, 2007)
     FIRST: The name of the corporation is Pinnacle West Capital Corporation.
     SECOND: The corporation is organized for the purpose of transacting any or all lawful business for which corporations may be incorporated under Chapter 1 of Title 10, Arizona Revised Statutes, as at any time in effect. The character of business that the corporation initially intends to conduct is the acquisition and holding of securities of other corporations for investment purposes.
     THIRD: The aggregate number of shares that the corporation shall have authority to issue is 160,000,000 divided into 150,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Serial Preferred Stock, no par value. Each issued and outstanding share of Common Stock will entitle the holder thereof to one vote, except as may otherwise be provided by statute. Issued and outstanding shares of Serial Preferred Stock will entitle the holders thereof only to those votes, if any, that may expressly be fixed as hereinafter provided for the respective series thereof or as may otherwise be provided by statute.
     The Board of Directors is authorized to provide from time to time for the issuance of shares of Serial Preferred Stock in series and to fix from time to time before issuance the designation, preferences, privileges and voting powers of the shares of each series of Serial Preferred Stock and the restrictions or qualifications thereof, including, without limiting the generality of the foregoing, the following:
(a)	The serial designation and authorized number of shares;

(b)	The dividend rate, if any, the date or dates on which such dividends will be payable, and the extent to which such dividends may be cumulative;

(c)	The price or prices at which shares may be redeemed, and any terms, conditions and limitations upon such redemptions;

(d)	The amount or amounts to be received by the holders in the event of voluntary or involuntary dissolution or liquidation of the corporation;

(e)	Any sinking fund provisions for redemption or purchase of shares of such series;

(f)	The terms and conditions, if any, on which shares may be converted into shares of other capital stock, or of other series of Serial Preferred Stock, of the corporation; and

(g)	The voting rights, if any, for the shares of such series.
     FOURTH: The name and address of the current statutory agent of the corporation is CT Corporation System, 2934 East Camelback Road, Phoenix, Arizona 85016. The address of the known place of business of the corporation is 400 North 5th Street, Phoenix, Arizona 85004.
     FIFTH: The Board of Directors of the corporation shall consist of not less than 9 nor more than 21 shareholders of the corporation or of any parent corporation thereof. Each director shall hold such office until the next annual meeting of the shareholders or until his or her earlier death, resignation or removal. The foregoing notwithstanding, each director shall serve until his or her successor is duly elected and qualified.
     Except to fill vacancies resulting from the death or resignation of a director and except for nominations by the Board of Directors or a committee thereof, nominations for directors must be made in writing at least 180 days prior to the date of the shareholders’ meeting at which the election is to occur.
     SIXTH: The corporation shall have the right to purchase, directly or indirectly, its own shares to the extent of the unreserved and unrestricted earned and capital surplus available therefor.
     SEVENTH: The Board of Directors may, from time to time, distribute on a pro rata basis to its shareholders out of capital surplus of the corporation a portion of its assets, in cash or property, and no shareholder authorization thereof shall be required.
     EIGHTH: The corporation may create and issue rights or options to directors, officers or employees of the corporation or of any affiliate thereof, entitling the holders thereof to purchase from the corporation shares of any class or classes, and no shareholder approval or ratification thereof shall be required.

     NINTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles Third (with respect to Serial Preferred Stock) and Fifth and in this Article may not be repealed or amended in any respect unless such repeal or amendment is approved by the affirmative vote of the holders of not less than two-thirds of the total voting power of all outstanding shares of voting stock of this corporation.
     TENTH: A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for any of the following:
(a)	any breach of the director’s duty of loyalty to the corporation or its shareholders;

(b)	acts or omissions which are not in good faith or which involve intentional misconduct or a knowing violation of law;

(c)	any authorization of an unlawful payment of a dividend or other distribution on the corporation’s capital stock or the unlawful purchase of its capital stock;

(d)	any transaction from which the director derived an improper personal benefit; or

(e)	a violation of Arizona Revised Statutes Section 10-041.
     If the Arizona General Corporation Law is amended after the date of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of a director of the corporation shall be eliminated or limited to the full extent permitted by the Arizona General Corporation Law, as amended.
     Any repeal or modification of this Article TENTH shall not increase the personal liability of any director of the corporation for any act or occurrence taking place prior to such repeal or modification or otherwise adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.
     The provisions of this Article TENTH shall not be deemed to limit or preclude indemnification of a director by the corporation for any liability of a director which has not been eliminated by the provisions of this Article TENTH.

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